PAGE 1 OF 7 PAGES
                SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                        (Amendment No. 16)

                  Lexington Precision Corporation
                  -------------------------------
                         (Name of Issuer)

                   Common Stock, Par Value $.25
                   ----------------------------
                  (Title and Class of Securities)

                             529529109
                             ---------
                          (CUSIP Number)

                         Mr. Warren Delano
                      Lubin, Delano & Company
                         767 Third Avenue
                     New York, New York 10017
                          (212) 319-4650
                          --------------
              (Name, Address and Telephone Number of
               Person Authorized to Receive Notices
                        and Communications)

                          August 24, 1998
                          ---------------
               (Date of Event which requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

                                  SCHEDULE 13D

CUSIP NO.  529529109                                        PAGE 2 OF 7 PAGES
           -----------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Warren Delano

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                      (b)/X/
3     SEC USE ONLY


4     SOURCE OF FUNDS*


      WC, PF, 00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               / /


6     CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER


      1,296,793 (See Item 5)


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER


      89,062 (See Item 5)


9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER


      1,296,793 (See Item 5)


10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER


      89,062 (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,385,855 (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                              / /


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        30.9% (See Item 5)


14    TYPE OF REPORTING PERSON*


      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 529529109                                         PAGE 3 OF 7 PAGES
------------------------


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Michael A. Lubin


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                      (b)/X/

3     SEC USE ONLY


4     SOURCE OF FUNDS*


      WC, PF, 00 (See Item 3)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                       / /


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


7 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER


      1,427,180  (See Item 5)


8 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER


      89,062  (See Item 5)


9 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER


      1,427,180  (See Item 5)


10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER


      89,062  (See Item 5)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,446,242  (See Item 5)


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Does not include 35,000 shares of Common Stock owned by each of the Reporting Person's two sons with respect to which the Reporting
      Person acts as a custodian under UGMA and disclaims beneficial
      ownership.                                                           /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.2% (See Item 5)


14    TYPE OF REPORTING PERSON*

      IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                            PAGE 4 OF 7 PAGES


      This Statement constitutes Amendment No. 16 to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Warren Delano and Michael A. Lubin, as amended (the "Schedule 13D"), with respect to the common stock, $.25 par value per share ("Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

      Other than as set forth herein, there has been no material change in the information set forth in Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

      The response of Messrs. Delano and Lubin to Item 3 is hereby amended and supplemented by adding the following to such Item 3:

      Mr. Delano's beneficial ownership of the Issuer's Common Stock increased to 1,385,855 shares of the Issuer's Common Stock and Mr. Lubin's beneficial ownership of the Issuer's Common Stock increased to 1,446,242 shares of the Issuer's Common Stock as a result of (i) the purchase by each of Messrs. Delano and Lubin of 6,496 shares of Common Stock at a price of $2.375 per share in privately negotiated transactions on November 5, 1996 and (ii) the purchase by a retirement benefits plan of which Messrs. Delano and Lubin are beneficiares of 39,062 shares of Common Stock at a price of $1.625 per share in a privately negotiated transaction on August 24, 1998. Mr. Lubin disclaims beneficial ownership of 35,000 shares of Common Stock owned by each of his two sons and with respect to which Mr. Lubin acts as a custodian under UGMA. Such shares are excluded from the number of shares beneficially owned by Mr. Lubin reported above.

                                                            PAGES 5 OF 7 PAGES

      The funds used by Messrs. Delano and Lubin to purchase the Common Stock in these transactions came from their personal funds. The funds used by the retirement benefits plan of which Messrs. Delano and Lubin are beneficiaries to purchase the Common Stock in this transaction came from cash assets of the plan.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

      The response of Messrs. Delano and Lubin to Item 5 is hereby deleted in its entirety and replaced with the following:

           (a) Mr. Delano may be deemed to beneficially own 1,385,855 shares of Common Stock, or 30.9% of the Issuer's Common Stock (based upon the 4,263,036 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1998 plus 217,800 shares of Common Stock issuable upon conversion of 14% Junior Subordinated Convertible Notes due May 1, 2000 (the "Junior Notes") beneficially owned by him). Mr. Lubin may be deemed to beneficially own 1,446,242 shares of Common Stock, or 32.2% of the Issuer's Common Stock (based upon the 4,263,036 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1998 plus 222,200 shares of Common Stock issuable upon conversion of Junior Notes beneficially owned by him). Mr. Lubin disclaims beneficial ownership of 70,000 of such shares of Common Stock, which are owned by his two sons, each of whom owns 35,000 shares, and with respect to which Mr. Lubin acts as a custodian under UGMA.

           (b) Mr. Delano may be deemed to have sole power to vote shares and dispose of shares with respect to all of the 1,296,793 shares of the Common Stock which may be deemed to be beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of the Common Stock which may be deemed to be beneficially owned by him. Mr. Lubin may be deemed to have sole power to vote shares and dispose of shares with respect to all of the 1,427,180 shares of the Common Stock which may be deemed to be

                                                            PAGES 6 OF 7 PAGES

      beneficially owned by him and shared power to vote shares and dispose of shares with respect to 89,062 shares of the Common Stock which may be deemed to be beneficially owned by him.

           (c) For a description of transactions by Messrs. Delano and Lubin in the Issuer's Common Stock effected during the past 60 days, see Item 3 of this Statement.

           (d) Not applicable.

           (e) Not applicable.

                                                            PAGES 7 OF 7 PAGES


                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 28, 1998


                                           /s/ Warren Delano
                                           -----------------
                                               Warren Delano





                                         /s/ Michael A. Lubin
                                         --------------------
                                             Michael A. Lubin